# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eventbrite, Inc., CIK 0001475115
CUSIP: 29975E109**
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 95 Third Street, 2nd Floor, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, L.P. ("USV 2010"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), L.P. ("USV 2010 Q"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, L.P. ("USV 2010 PTRS"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. ("SC USGF VII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P. ("SC USGF VII PF"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC U.S. VENTURE 2010 MANAGEMENT, L.P. ("USV 2010 MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC U.S. GROWTH VII MANAGEMENT, L.P. ("SC USG VII MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC US (TTGP), LTD. ("SC US TTGP"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Eventbrite, Inc.
Address of issuer's principal executive offices: 95 Third Street, 2nd Floor, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing:
Sequoia Capital U.S. Venture 2010 Fund, L.P.
Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.
Sequoia Capital U.S. Venture 2010 Partners Fund, L.P.
Sequoia Capital U.S. Growth Fund VII, L.P.
Sequoia Capital U.S. Growth VII Principals Fund, L.P.
SC U.S. Venture 2010 Management, L.P.
SC U.S. Growth VII Management, L.P.
SC US (TTGP), LTD.

The General Partner of each of USV 2010, USV 2010 Q, and USV 2010 PTRS is USV 2010 MGMT. The General Partner of USV 2010 MGMT is SC US TTGP.

The General Partner of each of SC USGF VII and SC USGF VII PF is SC USG VII MGMT. The General Partner of SC USG VII MGMT is SC US TTGP.
Address of principal business office or, if none, residence:
2800 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship: USV 2010, USV 2010 Q, USV 2010 PTRS, SC USGF VII, SC USGF VII PF, USV 2010 MGMT, SC USG VII MGMT and SC US TTGP: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, L.P. ("USV 2010"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), L.P. ("USV 2010 Q"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, L.P. ("USV 2010 PTRS"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. ("SC USGF VII"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P. ("SC USGF VII PF"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SC U.S. VENTURE 2010 MANAGEMENT, L.P. ("USV 2010 MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SC U.S. GROWTH VII MANAGEMENT, L.P. ("SC USG VII MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)
- SC US (TTGP), LTD. ("SC US TTGP"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (05/15/2026)